

July 6, 2011

<u>Via Facsimile</u>
Ms. Theresa E. Wagler
Chief Financial Officer
Steel Dynamics, Inc.
7575 West Jefferson Blvd.
Fort Wayne, IN 46804

  Re: **Steel Dynamics, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2010
     Filed February 23, 2011
     Form 10-Q for the Fiscal Quarter Ended March 31, 2011
     Filed May 6, 2011
     File No. 000-21719

Dear Ms. Wagler:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ John Cash

           John Cash
           Accounting Branch Chief